1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ALEXANDER C. KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct

May 30, 2018

VIA EDGAR

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”)

SEC File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 652 to the Registration Statement on Form N-1A

Dear Mr. Williamson,

This letter responds to a comment you provided telephonically to me on May 29, 2018 with respect to a Correspondence filing made on behalf of the Goldman Sachs ESG Emerging Markets Equity Fund (the “Fund”), a new series of the Registrant, on May 24, 2018 (the “Prior Correspondence”). Undefined capitalized terms used below have the same meaning as given in the registration statement.

1.	Comment: With respect to the Registrant’s response to Comment 4 in the Prior Correspondence, please explain supplementally what “primarily” means as that word is used in the following sentence: “[t]he Registrant confirms that ETFs will only be counted towards the Fund’s 80% policy if such ETFs provide exposure primarily to the equity securities of emerging market country issuers that adhere to the Fund’s ESG criteria.”

Response: To clarify the sentence above from the Prior Correspondence, the Registrant confirms that an ETF will only be counted towards the Fund’s 80% policy if (i) such ETF has a policy to invest at least 80% of its net assets in equity securities of emerging market country issuers that adhere to an environmental, social and/or governance criteria; or (ii) such ETF invests at least 80% of its net assets in investments that would otherwise be eligible for inclusion in the Fund’s 80% policy.

*    *    *    *    *    *     *

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (202) 261-3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos

Alexander C. Karampatsos

cc:	Joseph McClain, Goldman Sachs Asset Management, L.P.

Stephen H. Bier, Dechert LLP

Brenden P. Carroll, Dechert LLP